Exhibit C

AMENDMENT to SUB-ADVISORY AGREEMENT

Touchstone Sands Capital Emerging Markets Growth Fund
A series of
Touchstone Strategic Trust

This AMENDMENT is made as of [ ], 2018 to the Sub-Advisory Agreement dated April 23, 2014 (the “Agreement”) between Touchstone Advisors, Inc. (the “Advisor”) and Sands Capital Management, LLC (the “Sub-Advisor”) relating to the Touchstone Sands Capital Emerging Markets Growth Fund, a series of the Touchstone Strategic Trust (the “Fund”).

1.	Section 4(a) “Compensation of the Sub-Advisor” is hereby deleted in its entirety and replaced with the following:

“    a.    As compensation for the services to be rendered and duties undertaken under this Agreement by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal on an annual basis to XX% of the average of the daily net asset value of the Fund Assets without regard to any total expense limitation or other fee waiver applied by the Trust or the Advisor. Such fee shall be computed and accrued daily. If the Sub-Advisor serves in such capacity for less than the whole of any period specified in Section 12(a) of this Agreement, the compensation to the Sub-Advisor shall be prorated. For purposes of calculating the Sub-Advisor’s fee, the daily value of the Fund Assets shall be computed by the same method as the Trust uses to compute the Fund’s net asset value for purposes of purchases and redemptions of shares.”

[Signature page follows]

This Amendment to the Agreement is signed as of the date first set forth above.

TOUCHSTONE ADVISORS, INC.	SANDS CAPITAL MANAGEMENT, LLC
BY: Steven M. Graziano President	BY: Name: Title:
BY: Timothy D. Paulin Senior Vice President